Brian D. Savoy
VP, Controller and Chief Accounting Officer
550 South Tryon Street
Mail Code: DEC 44-A
Charlotte, NC 28202
o: 704-382-6242
f: 980-373-6797

June 16, 2014
VIA EDGAR
Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Duke Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-32853
Dear Ms. Thompson:
On behalf of Duke Energy Corporation ("Duke Energy" or the "Company"), we have the following response to your comment letter dated June 2, 2014 relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013.
For your convenience, we have included the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) below in bold followed by Duke Energy’s corresponding response.

Jennifer Thompson
U.S. Securities Exchange Commission
June 16, 2014

Form 10-K for the Fiscal Year Ended December 31, 2013
Item 8. Financial Statements and Supplementary Data
Combined Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Long-Lived Asset Impairments, page 115

1.
We note your disclosure on page 122 related to your anticipated nonregulated Midwest Generation Exit and $1 billion to $2 billion pre-tax impairment charge you expected to record in the first quarter of 2014 along with your accounting policy for long-lived asset impairments on page 115. Please tell us about the events or changes in circumstances to support the significant decline in the carrying amount of the nonregulated Midwest generation assets between December 31, 2013 and February 17, 2014 when you initiated the process to exit that business.

At December 31, 2013, Duke Energy had not made any determination to exit the nonregulated Midwest Generation business as it was waiting for a decision from the Public Utilities Commission of Ohio (PUCO) on its request for additional revenues through a capacity rate rider for the provision of capacity services in Ohio before making such a determination as to the future of the nonregulated Midwest Generation business. Duke Energy Ohio’s filing was made in August 2012 (the “Capacity Rider Filing”) and hearings on this matter concluded in May 2013 with no PUCO action. As disclosed in Footnote 4 of Duke Energy’s 2013 Form 10-K, (see Regulatory Matters – Duke Energy Ohio - Capacity Rider Filing) the request, if approved, would have provided $729 million in additional revenues over the period August 2012 through May 2015.
On February 13, 2014, the PUCO denied Duke Energy Ohio's requests in the Capacity Rider Filing. On February 14, 2014, management requested and the Board of Directors of Duke Energy approved the initiation of the process to sell the nonregulated Midwest Generation business and the Company contacted and engaged financial advisors on the transaction. On February 17, 2014, Duke Energy announced it had initiated a strategic process to exit its Midwest Generation business.
Accordingly, as of December 31, 2013, the nonregulated Midwest Generation business did not meet the requirements under ASC 360-10-45-9 to be classified as held for sale, principally because management did not commit to a plan to sell the assets, commence an active program to locate a buyer or take any other actions required to complete a plan to sell the assets until the February 2014 PUCO decision. Duke Energy did expect to meet the criteria to classify the nonregulated Midwest Generation business as held for sale in the first quarter of 2014 and noted this fact in disclosure in our Form 10-K in Footnote 2. ASC 360-10-45-13 states that if the held for sale criteria are achieved after the balance sheet date but before the financial statements are issued, (1) the long-lived assets should continue to be classified as held and used and (2) the impairment test completed as of the balance sheet date should not be revised to reflect a decision to sell after the balance sheet date. As such, the nonregulated Midwest Generation business was classified and evaluated under a held and used model in the December 31, 2013, balance sheet as discussed in more detail in the response under comment #2 below. Once classified as held for sale, a fair value measurement of the Midwest

Jennifer Thompson
U.S. Securities Exchange Commission
June 16, 2014

Generation business was performed in the first quarter of 2014, which resulted in a significant decline in the carrying amount of the non-regulated Midwest Generation business.
In summary, there were no significant changes in events or circumstances between December 31, 2013, and February 17, 2014, other than the determination to exit the nonregulated Midwest Generation business. The principal reason for the difference in carrying values during this time frame was the accounting classification, as the assets of the nonregulated Midwest Generation business moved from being held and used to being held for sale as more fully discussed in the response to comment #2 below.

2.
Please tell us in detail how you tested the long-lived assets associated with the nonregulated Midwest Generation business for impairment, citing relevant U.S. GAAP, and specifically address the following in your response. We may have further comments after reviewing your response:

•	How many times and as of what date(s) you conducted your analysis for the past fiscal year;

•
Based on each analysis performed, tell us whether the sum of undiscounted cash flows expected to result from the use and eventual disposition of the assets or asset group exceeded the carrying value of said assets. Please tell us the significant assumptions made and methodology utilized in developing your estimate of undiscounted cash flows used in each analysis, including but not limited to how you grouped assets for the purposes of your analysis and what you concluded was the lowest level of identifiable cash flows;

•
If you performed a measurement of the fair value of said assets, please tell us about your fair value measurement methodology in detail, including significant assumptions made and alternatives considered; and

•
To the extent you believe the carrying value of the assets are recoverable under a scenario where you would continue to own and operate said assets, but are not recoverable if sold, please tell us why you have initiated this course of action and include relevant disclosure within MD&A in future filings.

Under ASC 360-10-35-21 long-lived assets classified as held and used shall be tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The Company evaluated whether any events or changes in circumstances triggered a recoverability test under ASC 360 during each quarter in 2013. Duke Energy concluded there were no events or changes in circumstances noted in 2013 that indicated the assets within the nonregulated Midwest Generation business had carrying values that were not recoverable, and at no point in 2013 did Duke Energy assess that it was more likely than not the individual assets of the nonregulated Midwest Generation business would be sold or otherwise disposed of significantly before the end of the previously estimated respective useful lives. The procedures and conclusions regarding this assessment as of December 31, 2013, were completed and documented on January 20, 2014, as part of the Company’s normal accounting close process.

Jennifer Thompson
U.S. Securities Exchange Commission
June 16, 2014

As noted in the response to comment #1 above, upon the decision on February 14, 2014, and the subsequent announcement on February 17, 2014, that Duke Energy had initiated a process to exit the nonregulated Midwest Generation business, the Company recognized its disclosure obligation to quantify a potential impairment charge in accordance with ASC 855-10-50-2 for disclosure in the Form 8-K filed on February 18, 2014, and the 2013 Form 10-K filed on February 28, 2014. To arrive at this estimate, and analysis of discrete cash flows by plant as of December 31, 2013, was used as the foundation of the evaluation. Significant assumptions utilized in this cash flow analysis included, but were not limited to, forward energy prices, projected growth/demand, plant availability, the expected useful life of the plants, operating expenses and future capital expenditure requirements. An estimated range of potential impairment loss for these disclosures were derived by considering general market information regarding the value of these generation assets and also applying appropriate discount rates for gas generation plants and coal generation plants to the December 31, 2013, undiscounted cash flows.
The guidance under ASC 360-10-35-23 requires assets be assessed for recoverability at the lowest level of identifiable cash flows. For the nonregulated Midwest Generation business, the lowest level of identifiable cash flows is the individual plant level. The December 31, 2013, undiscounted cash flow analysis used in connection with the potential impairment disclosures noted above, was performed at the individual plant level and indicated that each plant had cash flows in excess of their respective carrying values, and in the aggregate, there was an $8 billion excess in cash flows over the carrying value of the nonregulated Midwest Generation business.
Duke Energy continues to believe the carrying values of the nonregulated Midwest Generation assets are recoverable under a scenario where the Company would continue to own and operate the assets. However, merchant power plants have in the recent past delivered volatile returns in the competitive energy markets in the Midwest. In Ohio, the PUCO had granted revenue support from regulated retail markets to help stabilize returns during the transition to competitive markets. As previously noted, this request was denied and the decision made it clear the energy markets in Ohio were to be fully unregulated. Although the undiscounted cash flows recover the carrying value of these assets, the recovery period is over a long period of time, with risks inherent in operating these assets in competitive energy markets and in an ever changing landscape of environmental regulations related to fossil fuel based generation sources. Therefore, management has initiated a plan to sell these assets to realize the fair value over a shorter period while reducing the risk and volatility associated with these assets. Ultimately, management concluded in 2014 that the projected risk and earnings profile of these assets was no longer consistent with Duke Energy’s strategy. In future filings, Duke Energy will expand its disclosures within MD&A to provide additional details on the strategic determination to exit the nonregulated Midwest Generation business.

Jennifer Thompson
U.S. Securities Exchange Commission
June 16, 2014

4. Regulatory Matters, page 126

3.
We note your disclosure in the third paragraph of page 131 that you worked with NEIL for the recovery of applicable repair costs and associated replacement power costs throughout the duration of the Crystal River Unit 3 outage and that you classified receipts of insurance proceeds within the operating activities section of your statement of cash flows. Please tell us the nature and amounts of the claim or claims in additional detail. For example, tell us the amount related to property damage and the amount related to business interruption. Additionally, please tell us the facts and circumstances you considered in concluding which section was the most appropriate classification for the receipt of these cash flows. Refer to ASC 230-10-45-12 and - 16(c).

As disclosed on page 131, Duke Energy Florida received a total of $835 million in insurance proceeds from NEIL related to the Crystal River Unit 3 delamination. Of the total insurance proceeds, $490 million related to recovery of replacement power costs attributed to the extended outage and $345 million related to repair costs.
All of the insurance recoveries related to recovery of replacement power costs were reported as operating cash in-flows consistent with the classification of the incurred replacement power costs as operating cash out-flows.
With respect to the insurance proceeds related to repair costs, we understand the requirements of reporting recovery of insurance proceeds on the cash flow statement in accordance with ASC 230-10-45-12 and 16(c) and followed that guidance prior to the decision to retire Crystal River Unit 3 on February 5, 2013. Therefore, prior to the decision to retire Crystal River Unit 3, the $143 million portion of the insurance proceeds related to repair costs received before 2013 were classified as an investing cash in-flow by Duke Energy Florida.
Upon the decision to retire Crystal River Unit 3, the Company established a regulatory asset based on the rate recovery provided in accordance with a regulatory order approved by the Florida Public Service Commission (FPSC). The only NEIL insurance recovery received after the decision to retire Crystal River Unit 3 was the last and final NEIL proceeds of $530 million received on April 25, 2013. Of the April 2013 recovery, $328 million related to recovery of replacement power costs attributed to the extended outage and $202 million related to repair costs. Duke Energy Florida was required by the FPSC to refund substantially all of the NEIL proceeds to retail customers beginning in 2013 and ending in 2014 through a reduction in operating revenues (see related disclosure in the table that appears on page 131). As such, the insurance recovery received in April 2013 was reported by Duke Energy as an operating cash in-flow to align with the associated ratemaking treatment. Duke Energy completed its merger with Progress Energy on July 2, 2012. The insurance recovery in April 2013 was the only NEIL receipt related to Crystal River Unit 3 accounted for post-merger and was classified as an operating cash in-flow in Duke Energy's Consolidated Statement of Cash Flows.

Jennifer Thompson
U.S. Securities Exchange Commission
June 16, 2014

Duke Energy acknowledges:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (704) 382-6242 with any questions regarding the foregoing.

Very truly yours,

/s/ Brian D. Savoy
Brian D. Savoy
Vice President, Chief Accounting Officer and Controller

Cc:	Lynn J. Good, Vice Chairman, President and Chief Executive Officer
Steven K. Young, Executive Vice President and Chief Financial Officer
Julie S. Janson, Executive Vice President, Chief Legal Officer and Corporate Secretary